

April 10, 2012

VIA E-Mail
Mr. P. Scott Stubbs
Executive Vice President and Chief Financial Officer
Extra Space Storage, Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

     Re: Extra Space Storage, Inc.
                Form 10-K for the year ended December 31, 2011
                Filed on February 29, 2012
                File No. 001-32269

Dear Mr. P. Scott Stubbs:

     We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 1. Business

Long-Term Growth and Investment Strategies

Acquire self-storage properties…(page 5)

1.   We note that you acquired 55 properties during 2011. In future Exchange Act periodic reports, please discuss any material trends related to acquisitions, such as yields on recent acquisitions, target yields on future acquisitions and amount of potential acquisitions available, which may impact the extent to which you may be able to generate external FFO growth. To the extent you provide yield information, please disclose how you calculate yield for these purposes.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

2.   In future Exchange Act periodic reports, please expand your MD&A to discuss the relationship between your stabilized portfolio average rents and your rents on new leases, as adjusted for discounting. Please also discuss any material trends in the degree to which discounts have been provided on new leases in the reporting period as compared to prior periods.

3.   In future Exchange Act periodic reports, please expand your MD&A to discuss any trends in existing customer renewal rates and existing customer rate increases (ECRI).

<u>Revenue and Expense Recognition, page 31</u>

4.   Please revise future periodic filings to clarify what expenses are included in general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

<u>Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010</u>

<u>Revenues, page 33</u>

5.   In future Exchange Act periodic reports, please provide more detailed disclosure regarding the relative contribution of occupancy changes and rental rate changes in stabilized properties to period to period changes in your revenue.

<u>General and Administrative, page 34</u>

6.   In future Exchange Act periodic reports, please provide more detailed disclosure regarding any material trends related to G&A expenses, such as payroll and taxes.

<u>Same Store Property Results, page 40</u>

7.   In future Exchange Act periodic reports, please consider breaking out rental revenue and tenant reinsurance income to highlight the drivers of any changes in same store revenue. In addition, please provide more detailed disclosure regarding the relative contribution of occupancy changes and rental rate changes in same store properties on your same store rental revenue.

<u>Consolidated Statements of Operations, page 50</u>

8.   We note that you have included cash dividends paid per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial

statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Real Estate Assets, pages 56 – 57

9.   We note that you capitalize development costs incurred during the construction period. Please tell us and expand disclosures in future periodic filings to discuss when this construction period begins and ends.   Reference is made to paragraph 835-20-25-3 to 5 of the Financial Accounting Standards Codification.

Definitive Proxy on Schedule 14A filed April 9, 2012

Compensation Discussion and Analysis

Elements of Executive Officer Compensation and Benefits , page 17

10.   We note that Mr. Hass received a retention bonus upon the expiry of his employment agreement. In future Exchange Act periodic reports, please revise your disclosure here and by footnote to the Summary Compensation Table to detail this arrangement and quantify the amount of the bonus. Provide sample disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Michael McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief